[Legg Mason Letterhead]

September 10, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason ETF Investment Trust
Post-Effective Amendment No. 56 to Registration Statement on Form N-1A
Securities Act File No. 333-206784
Investment Company Act File No. 811-23096

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Legg Mason ETF Investment Trust (the “Registrant”) hereby respectfully requests acceleration of its Registration Statement relating to Western Asset Total Return ETF, a series of the Registrant, so that Post-Effective Amendment No. 56 will become effective on September 19, 2018 or as soon as practicable thereafter. Legg Mason Investor Services, LLC, the Funds’ distributor, joins in the request of the Registrant for acceleration.

We request that we be notified of such effectiveness by a telephone call to Benjamin J. Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

Sincerely,

Legg Mason ETF Investment Trust

By:	/s/ Harris C. Goldblat
Name:	Harris C. Goldblat
Title:	Assistant Secretary

Legg Mason Investor Services, LLC

By:	/s/ Vicki R. Schmelzer
Name:	Vicki R. Schmelzer
Title:	Secretary